1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 17, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2013 Third Quarter Earnings Conference
October 17, 2013
© 2013 TSMC, Ltd
Open Innovation Platform®

Agenda TSMC Property
Welcome Elizabeth Sun 3Q13 Financial Results and 4Q13 Outlook Lora Ho
CEO Message Morris Chang Q&A Morris Chang / Lora Ho
© 2013 TSMC, Ltd
Open Innovation Platform®

Safe Harbor Notice TSMC Property
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 2, 2013 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2013 TSMC, Ltd
Open Innovation Platform®

Statements of Comprehensive IncomeTSMC Property
Selected Items from Statements of Comprehensive Income
3Q13 3Q13 3Q13
3Q13 2Q13 3Q12 over over Guidance
(In NT billions) 2Q13 3Q12
Net Revenue 162.58 161 - 164 155.89 141.50 4.3% 14.9%
Gross Margin 48.5% 47% - 49% 49.0% 48.9% -0.5ppt -0.4ppt
Operating Expenses (19.26) (18.79) (16.37) 2.5% 17.7%
Operating Margin 36.7% 35% - 37% 37.0% 37.3% -0.3 ppt -0.6 ppt
Non-Operating Items (0.27) 2.39 0.96 -111.3% -127.9% Net Income 51.95 51.81 49.38 0.3% 5.2%
Net Profit Margin 32.0% 33.2% 34.9% -1.2 ppts -2.9 ppt
EPS (NT Dollar) 2.00 2.00 1.90 0.3% 5.2%
ROE 26.8% 27.4% 30.4% -0.6 ppt -3.6 ppts
Shipment (Kpcs, 8”-equiv. Wafer) 4,194 4,034 3,860 4.0% 8.7% Average Exchange Rate--NTD/USD 29.88 29.83 29.83 29.86 0.2% 0.1%
* Diluted weighted average outstanding shares were 25,929mn units in 3Q13
** ROE figures are annualized based on average equity attributable to shareholders of the parent
© 2013 TSMC, Ltd
Open Innovation Platform®

3Q13 Revenue by Application TSMC Property
Industrial/Standard
Computer 20% Consumer 14% 13%
Communication 53%
Communication Computer Consumer Industrial/Standard
Revenue (NT$B) 90 QoQ -3% Revenue (NT$B) 90 QoQ -18% Revenue (NT$B) 90 QoQ +132% Revenue (NT$B) 90 QoQ +5%
2Q13 3Q13 2Q13 3Q13 2Q13 3Q13 2Q13 3Q13
© 2013 TSMC, Ltd
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3Q13 Revenue by Technology

TSMC Property



0.25/0.35um
5%
0.5um+
1%
0.11/0.13um
4%
0.15/0.18um
15%
90nm
8%
28nm
32%
65nm
15%
40/45nm
20%



40/45nm and below revenue
Revenue (NT$B)
0
10
20
30
40
50
60
70
80
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13
28nm Revenue (NT$B)
40/45nm Revenue (NT$B)

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Open Innovation Platform®

Balance Sheets & Key Indices TSMC Property
Selected Items from Balance Sheets 3Q13 2Q13 3Q12
(In NT billions) Amount % Amount % Amount %
Cash & Marketable Securities 218.16 18.5% 227.62 19.4% 147.75 16.7% Accounts Receivable 79.67 6.8% 80.34 6.9% 65.31 7.4% Inventories 36.92 3.1% 38.62 3.3% 33.25 3.8% Long-term Investments 89.17 7.6% 78.26 6.7% 28.59 3.2% Net PP&E 727.72 61.8% 715.60 61.2% 580.11 65.5%
Total Assets 1,177.54 100.0% 1,169.89 100.0% 885.77 100.0%
Current Liabilities 148.28 12.6% 243.63 20.8% 125.95 14.2%
Long-term Interest-bearing Debts 211.22 17.9% 170.56 14.6% 77.73 8.8%
Total Liabilities 373.37 31.7% 423.65 36.2% 210.68 23.7%
Total Shareholders’ Equity 804.18 68.3% 746.24 63.8% 675.09 76.3%
Key Indices
A/R Turnover Days 45 43 41 Inventory Turnover Days 45 47 44 Current Ratio (x) 2.3 1.4 2.0 Asset Productivity (x) 0.9 0.9 1.0
* Total outstanding shares were 25,928mn units at 09/30/13
** Asset productivity = Annualized net sales / Average net fixed assets
© 2013 TSMC, Ltd
Open Innovation Platform®

Cash Flows TSMC Property
(In NT billions) 3Q13 2Q13 3Q12
Beginning Balance 225.83 186.03 178.44
Cash from operating activities 95.80 75.24 75.40 Capital expenditures (54.82) (78.40) (78.33) Cash dividends (77.77) 0.00 (77.75) Short-term loans (13.23) (4.32) (0.66) Proceeds from issuance of bonds 41.20 44.65 40.60 Investments and others (0.41) 2.63 1.04
Ending Balance 216.60 225.83 138.74
(1)
Free Cash Flow 40.98 (3.16) (2.93)
(1) Free cash flow = Cash from operating activities – Capital expenditures
© 2013 TSMC, Ltd
Open Innovation Platform®

Installed Capacity
2013 Overall Capacity +11%; 12-inch Capacity +17% TSMC Property
2012 1Q13 2Q13 3Q13 4Q13 2013 FAB / (Wafer size) (A) (A) (A) (A) (F) (F)
Fab-2 ( 6”) (1) 1,012 251 254 257 257 1,018 Fab-3 ( 8”) 1,208 281 287 293 289 1,150 Fab-5 ( 8”) 587 147 151 99 99 497 Fab-6 ( 8”) 1,191 299 307 428 428 1,461 Fab-8 ( 8”) 1,057 260 271 216 216 962 Fab-12 ( 12”) (2) 1,500 366 356 365 371 1,458 Fab-14 ( 12”) (2) 2,210 546 558 564 564 2,232 Fab-15 ( 12”) (2) 226 164 193 277 296 930 WaferTech ( 8”) 444 109 112 113 113 447 TSMC China ( 8”) 921 226 240 248 248 963
TSMC & Subsidiaries 14,833 3,883 3,999 4,258 4,307 16,447
(8” Equivalent Kpcs)
(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 0.5625
(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25
© 2013 TSMC, Ltd
Open Innovation Platform®

4Q13 Guidance TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 144 billion and NT$ 147 billion, at a forecast exchange rate of 29.5 NT dollars to 1 US dollar
Gross profit margin to be between 44% and 46%
Operating profit margin to be between 32% and 34%
© 2013 TSMC, Ltd
Open Innovation Platform®

Recap of Recent Major Events TSMC Property
TSMC Co-COO Dr. Shang-Yi Chiang to Retire ( 2013/09/27 )
TSMC First Taiwan Company to be Named Dow Jones Sustainability Indexes (DJSI) Industry Group Leader ( 2013/09/18 )
TSMC and OIP Ecosystem Partners Deliver 16FinFET and 3D IC Reference Flows ( 2013/09/17 )
TSMC and NTU College of Public Health Hold Third Labor Health Forum ( 2013/09/06 )
Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw ) for details and other announcements
© 2013 TSMC, Ltd
Open Innovation Platform®

TSMC Property
http://www.tsmc.com invest@tsmc.com
© 2013 TSMC, Ltd
Open Innovation Platform®